Filed by Tornier N.V. (SEC File No.: 001-35065)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Form S-4 File No.: 333-201175

June 5, 2015

Dear Holder of Tornier Equity Awards:

We recognize that many of you may have questions regarding the effect of Tornier’s proposed merger with Wright Medical Group, Inc. on your outstanding Tornier stock options and restricted stock units. We also understand that there may be questions regarding the future of our employee stock purchase plan.

We have prepared and attached a set of frequently asked questions and answers regarding the effect of the merger on your Tornier equity awards and our employee stock purchase plan.

Please review the attached FAQs carefully.

If you have any questions that are not answered by the attached FAQs, please contact Amy Chase-Boylan by e-mail at amy.chase-boylan@tornier.com or by telephone at (952) 426-7655.

Thank you.

Very truly yours,

Greg Morrison

Senior Vice President, Human Resources and HPMS

cc:	Dave Mowry

Shawn McCormick

Kevin Klemz

Frequently Asked Questions and Answers Regarding the Effect of the Merger with

Wright Medical Group, Inc. on Your Outstanding Tornier Equity Awards

Stock Options

Q1: Will my stock options be cashed out as a result of the merger?

A1: No. Your stock options will not be cashed out as a result of the merger.

Q2: What will happen to my stock options as a result of the merger?

A2: Upon completion of the merger, your stock options will automatically vest and become immediately exercisable in full. This means that you will be able to exercise all or any portion of your stock options if you wish after the merger (subject to any option exercise restrictions under our insider trading policy). You are not required to exercise your stock options.

After the merger, your stock options will remain exercisable for the remainder of their term even if you are no longer employed by Tornier. The expiration date of your options is set forth in your option certificate. Your options will continue to be subject to the terms and conditions under your stock option certificates and the equity plans under which the options were granted. If you exercise your stock options after the merger, you will receive ordinary shares of Wright Medical Group N.V. since our company will change its name from Tornier N.V to Wright Medical Group N.V. effective upon completion of the merger. In addition, although our shares will still trade on the NASDAQ Global Select Market, the ticker symbol for our ordinary shares will change from “TRNX” to “WMGI” as a result of the merger.

Example: Today, you hold a stock option to purchase 100 ordinary shares at an exercise price of US $20.00. The option is not fully vested and vests monthly. Upon completion of the merger, you will continue to hold a stock option to purchase 100 ordinary shares at an exercise price of US $20.00. However, the option will be fully vested, meaning you could then exercise the option in part or in full at any time (subject to any option exercise restrictions under our insider trading policy). In addition, the ordinary shares issuable upon exercise of the options will be Wright ordinary shares instead of Tornier ordinary shares.

Q3: Do I need to do anything to cause my stock options to be converted into options to purchase Wright ordinary shares?

A3: No. You do not need to do anything to cause your stock options to be converted into options to purchase ordinary shares of Wright Medical Group N.V. This will happen automatically by virtue of the merger and the subsequent change in our corporate name.

Q4: Can I exercise my stock options prior to the merger?

A4: Yes, you can exercise your vested stock options prior to the merger. However, if you have “inside” or material nonpublic information at the time of the exercise of your option, your ability to exercise your stock options on a “cashless” basis will be limited. You cannot exercise any of your unvested stock options prior to the merger.

Should you wish to exercise your stock options, please access your account with Bank of America Merrill Lynch through its website at www.benefits.ml.com or by calling 866-977-8769 for U.S. or 609-818-8894 for OUS. Please note that the exercise of your stock options likely will be subject to tax; and, accordingly, we recommend that you consult with your own tax advisors about the consequences under the laws of the relevant jurisdiction of any exercise of your options.

Q5: Will my stock options terminate if my job is eliminated or if I leave the company after the merger?

A5: No, your stock options held as of the merger will remain exercisable for the remainder of their term whether or not you remain as an employee or consultant of Tornier or the combined company. The expiration date of your options is set forth in your option certificate.

Example: As of the merger, you hold a stock option to purchase 100 ordinary shares at an exercise price of US $20.00 that expires on June 30, 2019. Six months after the merger, your job is eliminated or you voluntarily decide to leave the company. You will continue to hold a stock option to purchase 100 ordinary shares at an exercise price of US $20.00 that expires on June 30, 2019.

If, however, you are determined by the company to have taken action that would constitute “cause” or an “adverse action” during or within one year after the termination of your employment or other service, all of your rights under the plan and any agreements evidencing an award then held by you may terminate and be forfeited and the company may require you to surrender and return to the company any shares received, and/or to disgorge any profits or any other economic value made or realized by you in connection with any awards or any shares issued upon the exercise or vesting of any awards during or within one year after the termination of your employment or other service.

Q6: Will I have any material tax consequences with respect to my stock options as a result of the merger assuming I do not exercise my stock options?

A6: No, you will not recognize any material tax consequences with respect to your stock options as a result of the merger assuming you do not exercise your stock options. However, if you exercise your stock options, you likely will be subject to tax; and, accordingly, we recommend that you consult with your own tax advisors about the consequences under the laws of the relevant jurisdiction of any exercise of your options.

Q7: Will I receive future stock option grants after the merger?

A7: The decision to grant future stock options after the merger will be made by the Board of Directors of Wright Medical Group N.V. upon recommendation of the Compensation Committee. Although it is anticipated that Tornier employees who remain with the combined company after the merger and received annual stock option grants prior to the completion of the merger likely will receive annual stock option grants after the merger, no assurance can be provided that employees will receive such grants. The decision to grant stock options is purely discretionary; and, therefore, you are not guaranteed any future stock option grants.

Restricted Stock Units (RSUs)

Q8: Will my RSUs be cashed out as a result of the merger?

A8: No. You will not receive cash for your RSUs as a result of the merger.

Q9: What will happen to my RSUs as a result of the merger?

A9: Upon completion of the merger, your RSUs will automatically vest and the ordinary shares issuable upon such vesting will automatically be issued to you, less any shares withheld by the company to pay any required tax withholding obligations (unless such withholding is not permitted under applicable law, including certain non-U.S. jurisdictions).

Q10: Why will the company withhold some of the shares issuable upon the vesting of my RSUs?

A10: If you are subject to required tax withholding obligations as a result of the automatic vesting of your RSUs, the company will withhold some of the ordinary shares issuable upon vesting of your RSUs to pay your estimated tax withholding obligations. This is true even if in the past you paid cash to pay your estimated tax withholding obligations or sold some of the underlying shares into the open market.

Q11: How many shares will the company withhold to pay my estimated tax withholding obligations?

A11: The number of shares that the company will withhold to pay your estimated tax withholding obligations will depend upon the amount of your estimated tax withholding obligations and the fair market value of the company’s ordinary shares as of the date of the completion of the merger.

Example: Today, you hold an unvested restricted stock unit for 100 ordinary shares. Upon completion of the merger, your RSU will fully vest and the 100 ordinary shares will be issued to you, less a certain number of ordinary shares that will be withheld by the company to pay your estimated tax withholding obligations. Assume your estimated tax withholding obligations equal US $500 and the fair market value of an ordinary share on the date of the merger is US $25.00 per share. The company will withhold 20 shares to pay your estimated tax withholding obligations, resulting in you receiving 80 ordinary shares.

Note that, depending on your tax rate for the year in which the merger closes, the amount of tax that you ultimately owe for your RSUs may exceed (or may be less than) the value of the shares that were withheld at closing. If your actual tax liability for your RSUs exceeds the value of the shares that were withheld, you will be responsible for paying the additional tax when you file your taxes for the year in which the merger closes.

Q12: Will I receive future RSU grants after the merger?

A12: The decision to grant future RSUs after the merger will be made by the Board of Directors of Wright Medical Group N.V. upon recommendation of the Compensation Committee. Although it is anticipated that Tornier employees who remain with the combined company after the merger and received annual RSU grants prior to the merger likely will receive annual RSU grants after the merger, no assurance can be provided that such employees will receive grants. The decision to grant RSUs is purely discretionary; and, therefore, you are not guaranteed any future RSU grants.

Employee Stock Purchase Plan (ESPP)

Q13: Will the merger affect the company’s ESPP?

A13: Yes. Tornier has suspended its ESPP. Because of this suspension, no additional purchase periods have begun or will begin until the suspension is lifted and the ESPP is reinstated.

Q14: Will the suspension of the ESPP be lifted after the merger?

A14: We do not know the answer to this question at this time. It is anticipated that the Board of Directors of Wright upon recommendation of the Compensation Committee will make a decision regarding the ESPP after the merger. If a decision is made to reinstate the ESPP, we will let you know.

Additional Questions

Q15: Where can I learn more about the merger?

A15: You should have received a copy of the joint proxy statement/prospectus prepared by Tornier and Wright containing important information about the merger. If you have not received a copy, a copy is available from www.tornier.com.

Q16: Who can I contact if I have additional questions regarding the merger?

A16: If you have additional questions regarding the merger, please contact:

Kevin M. Klemz

Senior Vice President, Chief Legal Officer and Secretary

Tornier N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, The Netherlands

Telephone: (952) 426-7654

Email: kevin.klemz@tornier.com.

Q17: Who can I contact if I have additional questions regarding my equity awards and the effect of the Wright merger on my equity awards?

A17: If you have additional questions regarding your equity awards and the effect of the merger on your equity awards, please contact:

Amy Chase-Boylan

Corporate Paralegal

Tornier N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, The Netherlands

Telephone: (952) 426-7655

Email: amy.chase-boylan@tornier.com

Cautionary Note Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “will,” “anticipate,” “expect,” “plan,” “could,” “may,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this press release include, but are not limited to, statements about the timing of the shareholder meetings and the proposed merger. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the proposed merger; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in delay of the transaction or significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and

Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Wright’s annual report on Form 10-K, which was filed with the SEC on February 26, 2015, and Tornier’s annual report on Form 10-K, which was filed with the SEC on February 24, 2015, as well as both companies’ subsequent quarterly reports on Form 10-Q and other information filed by each company with the SEC. Investors should not place considerable reliance on the forward-looking statements contained in this press release. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and Wright and Tornier undertake no obligation to update or revise any of these statements. Both Wright’s and Tornier’s businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Important Additional Information About this Transaction and Where to Find It

In connection with the proposed merger, Tornier has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that includes a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. The registration statement on Form S-4 (File No. 333-201175) was declared effective by the SEC on May 11, 2015. Wright and Tornier mailed the final joint proxy statement/prospectus to their respective shareholders on or around May 12, 2015. Investors are urged to read the joint proxy statement/prospectus and other documents that have been or will be filed with the SEC carefully and in their entirety as they become available because they contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC are available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie D. Tracy, Senior Vice President and Chief Communications Officer, by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer, by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K/A for the fiscal year ended December 31, 2014, which was filed with the SEC on April 30, 2015. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 28, 2014, which was filed with the SEC on February 24, 2015, and its definitive proxy statement for its 2015 annual general meeting of shareholders, which was filed with the SEC on May 14, 2015. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders is included in the joint proxy statement/prospectus.